CM
11/30

AM 11-30-2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

04014307

SEC FILE NUMBER
8- 29236

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2003 (MM/DD/YY) AND ENDING September 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Grigsby & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 California Street Suite 320
(No and Street)

San Francisco (City) California (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Chin (415) 392-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, C.P.A - An Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

9010 Corbin Avenue Suite 7 (Address) Northridge (City) CA (State) 91324 (Zip Code)

PROCESSED
DEC 02 2004
THOMSON FINANCIAL

SEC PROCESSING SECTION
NOV 29 2004
WASH, D.C.
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Calvin B. Grigsby**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Grigsby Associates, Inc.**, as of **September 30**, 20 **04**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of San Francisco
Subscribed and sworn (or affirmed) to before me this 3rd day of November 2004

Darnella M Broaden
Notary Public

Signature

PRESIDENT
Title

DARNELLA BROADEN
Commission # 1375539
Notary Public - California
San Francisco County
My Comm. Expires Oct 13, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Grigsby & Associates, Inc., and Subsidiary
San Francisco, CA

I have audited the accompanying consolidated statement of financial condition for Grigsby & Associates, Inc. and Subsidiary (the Company) as of September 30, 2004, and the related consolidated statement of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

Except as discussed in the following paragraph, I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for my opinion.

I was unable to obtain sufficient discussion or evaluation from the Company's outside legal counsel of the litigation described in Note 8. In addition, because the Company was unable to obtain information from its unconsolidated affiliate described in Note 2, I was unable to form an opinion regarding its investment in the affiliate.

In my opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had I been able to obtain sufficient discussion or evaluation of pending or threatened litigation from the Company's outside legal counsel and information regarding the Company's investment in its unconsolidated affiliate as discussed in the preceding paragraph, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Grigsby & Associates, Inc. and Subsidiary as of September 30, 2004, and the related consolidated statements of operations and retained earnings, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has suffered recurring losses from operations and substantial litigation that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
October 18, 2004

Grigsby & Associates, Inc. and Subsidiary
Consolidated Statement of Financial Condition
September 30, 2004

Assets

Cash and cash equivalents	$ 183,196
Deposits with clearing organization	315,152
Marketable securities, available for sale	36,570
Securities, not readily marketable	8,400
Receivable from related party	1,178,735
Deposits	5,660
Notes receivable	40,198
Other assets	38,015
Investments in unconsolidated affiliates	–
Total assets	$ 1,805,926

Liabilities & Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 43,028
Income taxes payable	7,676
Total liabilities	50,704
Stockholder's equity	
Common stock, no par value, 100,000 shares authorized, 1,000 shares issued and outstanding	30,000
Additional paid-in capital	3,638,522
Accumulated deficit	(1,913,300)
Total stockholder's equity	1,755,222
Total liabilities & stockholder's equity	$ 1,805,926

The accompanying notes are an integral part of these financial statements.

Grigsby & Associates, Inc. and Subsidiary
Consolidated Statement of Income
For the Year Ended September 30, 2004

Revenue	
Commissions	$ 18,677
Underwriting fees	631,047
Interest income and dividends	32,287
Interest income, non-taxable	2,910
Unrealized gains (losses)	(35,820)
Realized gains (losses)	27
Total revenue	649,128
Expenses	
Employee compensation and benefits	118,127
Underwriting	80,141
Communications	16,563
Interest	5,297
Occupancy and equipment rental	80,704
Taxes, licenses, & fees, other than income taxes	12,727
Other operating expenses	273,328
Total expenses	586,888
Net income before income taxes	62,241
Total income tax provision	8,428
Net income	$ 53,813

The accompanying notes are an integral part of these financial statements.

Grigsby & Associates, Inc. and Subsidiary
Consolidated Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2004

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Unrealized Gains (Losses) on Marketable Securities, Available for Sale	Total
Balance, September 30, 2003	$ 30,000	$ 3,438,522	$(1,967,113)	$ (25,635)	$1,475,774
Additional paid-in capital	-	200,000	-	-	200,000
Reclass of gains (losses) on marketable securities available for sale	-	-	-	25,635	25,635
Net income (loss)	-	-	53,813	-	53,813
Balance, September 30, 2004	$ 30,000	$3,638,522	$(1,913,300)	$ -	$1,755,222

The accompanying notes are an integral part of these financial statements.

Grigsby & Associates, Inc. and Subsidiary
Consolidated Statement of Changes in Cash Flows
For the year ended September 30, 2004

Cash flows from operating activities:		
Net income (loss)		$ 53,813
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Valuation of marketable securities to market	$ 35,820	
(Gain) loss on sale of marketable securities	(27)	
(Increase) decrease in:		
Receivable from clearing firm	2,125	
Other assets	(5)	
(Decrease) increase in:		
Accounts payable and accrued expenses	33,465	
Income taxes payable	7,676	
Total adjustments		79,054
Net cash and cash equivalents provided by operating activities		132,867
Cash flows from investing activities:		
Proceeds from sale of marketable securities	104,847	
Purchase of marketable securities	(11,028)	
Net cash and cash equivalents provided by investing activities		93,819
Cash flows from financing activities:		
Loans made to related parties	(434,280)	
Proceeds from issuance of additional paid–in capital	200,000	
Net cash and cash equivalents used in financing activities		(234,280)
Net decrease in cash and cash equivalents		(7,594)
Cash and cash equivalents at beginning of year		190,790
Cash and cash equivalents at end of year		$ 183,196

Supplemental disclosure of cash flow information:

Cash paid during the year for	
Interest	$ –
Income taxes	$ 800

Supplemental disclosure of non–cash flow information:

During the fiscal year ended September 30, 2004, there was a $6,095 change in net unrealized losses on marketable securities available for sale.

The accompanying notes are an integral part of these financial statements.

Grigsby & Associates, Inc. and Subsidiary
Consolidated Notes to Financial Statements
September 30, 2004

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the accounts of Grigsby Brandford Capital Partners (the Subsidiary), a wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

General

Grigsby & Associates, Inc. and Subsidiary (formerly Grigsby Brandford & Co., Inc.) was incorporated in 1981, and registered as a broker-dealer under the Securities and Exchange Act of 1934 in April, 1983. Grigsby & Associates, Inc. and Subsidiary (the "Company") is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD"), the Municipal Rule Making Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC").

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Income taxes are provided for the tax effects of transactions reported on the financial statements and consist of taxes currently due or refundable plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to investments in partnerships and closely held corporations (use of different methods of accounting for financial statement and income tax purposes), depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes), and contributions (limitations on amount of deduction based upon income for income tax purposes and for financial statement purposes).

Statement of Cash Flows

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Related Party Transactions

The receivable from related party is unsecured and non-interest bearing. If interest would have been charged at the current U.S. bank rates, approximately 3.5%, the interest income not included in these financial statements of $33,656 is material to the financial statements when taken as a whole.

The sole shareholder and president of the Company is also the sole stockholder and president of Fiscal Funding Co., Inc.. The Company shares office space with Fiscal Funding. Fiscal Funding has paid half of the lease expenses associated with the Company's office rent. These statements do not reflect any adjustment for these amounts.

Securities Owned

Investments in marketable securities at market value transactions are shown at market value. The change in unrealized gains and losses on investments in marketable securities at market value is reflected in the statements of operations. Investments in marketable securities, available for sale are shown at market value with the change in unrealized gains and losses reflected in the statement of changes in stockholder's equity. Securities transactions are recorded on a trade date basis.

Mutual funds and annuities income are recognized when earned.

Investments in Unconsolidated Affiliates

The investment in unconsolidated affiliates in which the Company maintains a 50% interest, is accounted for under the equity method. The Company's interest is carried at cost adjusted for its proportionate share of distributed and undistributed earnings or losses.

Rent expense for the year ended September 30, 2004, was $67,920, and is included in occupancy and equipment rental in the statement of income.

Note 2: INVESTMENTS IN UNCONSOLIDATED AFFILIATES

The Company owns a 50% interest in two closely-held corporations (G.B. Derivative Products Corporation and GBDP Corporation). These two corporations own general partnership interests in three partnerships (1% - GB Derivative Products., L.P., 1% - GBDP Holdings, L.P., and 1% - GBDP, L.P.). The Company also owns a limited partnership interest in two of these partnerships (49.5% - GB Derivative Products Co., L.P. and 49.5% - GBDP Holdings, L.P.). GBDP

Note 2: INVESTMENTS IN UNCONSOLIDATED AFFILIATES (Continued)

Holdings, L.P. in addition, owns a 99% limited partnership interest in GBDP, L.P.. The unconsolidated affiliates are collectively referred to as GBR Financial Products Companies (GBR).

The affiliated companies were formed to engage in interest and currency swap transactions through GBDP, L.P.. These transactions involve obligating itself to pay a stream of payments at a given rate while simultaneously entering into a hedging transaction to receive a stream of payments at a rate in excess of that of the payment stream. Revenues are recorded as the net payment stream. Because of the degree of uncertainty involving these transactions, the Company accounts for its equity investment in these entities on the cash receipts and disbursements method of accounting.

In accordance with the limited partnership agreement, the Company made a capital contribution of $545,000 to GBDP Holdings, L.P.. In accordance with the agreement, the Company is liable only to the extent of its capital contribution. The allocation of the partnership loss is allocated first to the Company, equal to the excess of its aggregate capital contributions of the other limited partner. At September 30, 2004, the Company was the sole contributor to the partnership.

The Company's share of partners' (deficit) and equity earnings of approximately ($25,000), at September 30, 2004 has not been recorded.

Subsequent to September 30, 1996, the Company has been unsuccessful in obtaining any information from GBR, regarding its 50% financial interest. The Company is currently seeking legal demand for access to the books and records of GBR. (See Note 8)

The Company's investment in GBR is carried at zero value. There has been no income or expenses on its investment in GBR on the statement of operations for the year ended September 30, 2004, nor has the Company received any distributions from GBR during the year ended September 30, 2004.

Note 3: DEPOSITS WITH CLEARING ORGANIZATION

Deposits with clearing organization include two corporate bonds. The bonds are carried at market value, with unrealized gains and losses included in the statement of operations.

For the year ended September 30, 2004, the Company included $4,090 of unrealized losses from these bonds in its revenues.

Note 4: MARKETABLE SECURITIES

The Company maintains an investment in common stock of the NASDAQ stock Market, Inc. The market value of these investments at September 30, 2004 was $36,570.

In the Company's audited financial statement at September 30, 2003, the Company's management considered these marketable securities as available-for-sale as defined by FASB 115, *Accounting For Certain Investments in Debt and Equity Securities.* Unrealized gains (losses) on marketable securities available for sale consisted of gross unrealized gains of $–0– and gross unrealized losses of $25,635, and $–0– for deferred income taxes.

For the year ended September 30, 2004, the Company's management determined that these securities were to be involved in active and frequent buying and selling with the objective of generating profits on short-term differences in price. Therefore they were transferred to the trading category. As a result of this transfer, the portion of unrealized holding loss of $25,635 that previously has been reported in the balance sheet was immediately recognized in current earnings.

Note 5: SECURITIES, NOT READILY MARKETABLE

Securities, not readily marketable consist of 1,200 warrants in the NASDAQ Stock Market, Inc., these securities were offered primarily to NASD members and purchased through a Private Placement Memorandum. The warrants were exercisable in four tranches over four years. The second tranche became exercisable on June 30, 2003 at $14 and expired on June 25,2004. The Company has the remaining options to exercise in the following tranches;

		Exercisable on	Expires on	Exercise Price
Tranche 3	1,200 shares	June 28, 2004	June 27, 2005	$ 15.00
Tranche 4	1,200 shares	June 28, 2005	June 27, 2006	$ 16.00

The Company is carrying these warrants at their amortized cost of $8,400.

Note 6: INCOME TAXES

The current provision of $8,428 for income taxes consists of the California Franchise tax for Grigsby & Associates, Inc.

The Company has adequate net operating loss carryforwards to offset its current federal income.

Note 6: INCOME TAXES
(Continued)

The Company has available at September 30, 2004 unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $571,152, that expire as follows:

Amount of unused operating loss carry-forwards	Expiration during year ended September 30,
$ 464,985	2017
1,047,137	2018
920,226	2019
317,975	2020
516,527	2021
141,443	2022
399,388	2023
$ 3,807,681	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 7: PENSION PLAN

The Company maintains a defined contribution pension plan covering substantially all of the Company's employees. The Company contributes an amount equal to 10% of participant's compensation subject to a maximum contribution of $15,000, per employee. For the year ended September 30, 2004, the Company contributed $11,321 to the plan, which is included in employee compensation and benefits in the statement of operations.

Note 8: COMMITMENTS AND CONTINGENCIES

Underwriting Commitments

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at September 30, 2004 were subsequently settled and had no material effect on the financial statements as of that date.

Note 8: COMMITMENTS AND CONTINGENCIES (Continued)

Litigation

The Company and Calvin Grigsby have filed a lawsuit in the federal district court in Manhattan against J. Donald Rice Jr., Rice Derivative Holdings, L.P., Rice Derivative Holdings Corporation, GBR Derivative Products Company, L.P., GBR Derivative Products Corporation GBDP, L.P., GBDP Holdings, L.P., GBDP Corporation, GB Derivative Products Company, L.P., and GB Derivative Products Corporation (Collectively "Defendants"). The Company alleges that they are owed monies by the defendants from the operation of a series of limited partnerships involving the parties (see Note 2), which partnerships engaged in interest rate swap transactions in connection with municipal bond financing. The complaint sets forth the following claims:(1) to compel inspection of the defendants' books and records; (2) an accounting;(3) breach of fiduciary duty, (4) unjust enrichment and (5) constructive trust. The complaint seeks both equitable remedies and damages for breach of fiduciary duty in an unspecified amount.

The case is in its preliminary stage and based on the opinion of the Company's counsel, its too early to evaluate the likelihood of the favorable or unfavorable outcome. The Company has been prosecuting and intends to continue prosecuting the lawsuit vigorously.

The Company is involved in litigation arising in the normal course of business, the settlement of which, in the opinion of management and outside legal counsel, will not have a material adverse effect on the Company's financial position.

Concentrations of Credit Risk

The Company invests in marketable securities, the value of which is subject to market conditions at any given time.

The Company's receivables are predominately from other broker/dealers.

The Company maintains cash balances at financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At September 30, 2004, the Company's uninsured cash balances totaled $55,703.

Operating Lease

In February 2002, the Company entered into a five (5) year lease for its San Francisco office space. Rent expense under this agreement for the year ended September 30, 2004 was $67,920.

The future minimum lease expenses in the aggregate and for each of the five succeeding years are:

Note 8: COMMITMENTS AND CONTINGENCIES (Continued)

	September 30,
2005	$ 67,920
2006	16,980
2007	–
2008	–
2009 and thereafter	–
Total	$ 84,900

Going Concern

The Company has incurred substantial operating losses. The Company has had financial difficulties. Management has a plan to be more of a going concern. First, the Company has increased it's marketing effort. The Company has been added to a State GO Bond Syndicate, which has sold over $3 billion in September of 2004. The Company underwrote an $8.5 million revenue bond for a Florida city. Also, the Company has a proposal for remarketing agents for the City of Compton. Additionally, the Company is active in underwriting leases for qualified technological equipment. Secondly, to provide liquidity, the sole shareholder will continue to capitalized the Company to fund its continuing operations.

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, the FASB issued Interpretation 46, *Consolidation of Variable Interest Entities.* In general, a variable interest entity is a corporation, partnership, trust, or any legal structure used for business purposes that either (a) does not have interest entity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to transactions entered into prior to February 1, 2003 in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of the Interpretation on July 1, 2003 did not have a material impact on the Company's financial statements.

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133.

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

The Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

In May 2003, The FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristic of both Liabilities and Equity*. The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer clarify a financial instrument that is within its scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

Note 10: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2004, the Company's net capital of $352,041 exceeded the minimum net capital requirement by $252,041; and the Company's ratio of aggregate indebtedness ($50,704) to net capital was 0.14:1, which is less than the 15 to 1 maximum ratio allowed of a Broker/Dealer.

Note 11: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 349,877
Adjustments:		
Accumulated deficit	$ (14,698)	
Non-allowable assets	4,905	
Haircuts and undue concentration	11,957	
Total adjustments		2,164
Net capital per audited statements		$ 352,041

Grigsby & Associates, Inc. and Subsidiary
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of September 30, 2004

Computation of net capital		
Common stock	$ 30,000	
Additional paid-in capital	3,638,522	
Accumulated deficit	(1,913,300)	
Total stockholder's equity		$ 1,755,222
Less: Non-allowable assets		
Securities, not readily marketable	(8,400)	
Receivable from related parties	(1,178,735)	
Notes receivable	(40,198)	
Deposits	(5,660)	
Other assets	(38,015)	
Total adjustments		(1,271,008)
Net capital before haircuts		484,214
Haircuts on securities		
Money market	(3,006)	
Corporate bonds	(24,657)	
Municipal bonds	(632)	
Corporate stocks	(5,486)	
Other - Fidelity Bond deductible	(88,000)	
Total haircuts on securities		(121,781)
Undue concentration		(10,392)
Total haircuts and undue concentration		(132,173)
Net capital		352,041
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 3,380	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 252,041
Ratio of aggregate indebtedness to net capital	0.14: 1	

There was a material difference of $2,164 in net capital computed above and that which was reported by the Company in Part II of Form X-17A-5. See Note 11.

See independent auditor's report.

Grigsby & Associates, Inc. and Subsidiary
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of September 30, 2004

A computation of reserve requirement is not applicable to Grigsby & Associates, Inc. and Subsidiary as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Grigsby & Associates, Inc. and Subsidiary
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of September 30, 2004

Information relating to possession or control requirements is not applicable to Grigsby & Associates, Inc. and Subsidiary as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Grigsby & Associates, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended September 30, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Grigsby & Associates, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of Grigsby & Associates, Inc. (the Company), for the year ended September 30, 2004, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by Grigsby & Associates, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at September 30, 2004 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
October 18, 2004